EXHIBIT 99.1

CONTACT:	NCL Corporation AnneMarie Mathews, (305) 436-4799 Dan Mathewes, (305) 436-4607 PublicRelations@ncl.com
NCL CLOSES $1 BILLION INVESTMENT BY APOLLO
Investment will drive further expansion of brand and Freestyle Cruising concept
     MIAMI — January 7, 2008 — NCL Corporation (“NCL”), parent company of Norwegian Cruise Line and NCL America, announced today the closing of a $1 billion cash equity investment by private equity group Apollo Management, LP (“Apollo”) in NCL.
     The infusion strengthens NCL’s balance sheet and will enable the company to make significant investments in a number of key areas, in addition to funding continued expansion of what is already the youngest fleet in the industry. The company recently announced it will take its signature Freestyle Cruising to the next level with the introduction of Freestyle 2.0, a major enhancement to its on-board product fleet wide, that will further improve the guest experience, including an increased investment in food of $50 million over the next two years, and an upgrading of stateroom bedding and amenities across the fleet. The company also announced a new travel agent program, Partnership 2.0, which includes major changes to the way NCL does business and is designed to strengthen its relationships with travel partners. Both programs will be implemented within the first half of this year, and are part of the preparation for NCL’s next large step forward, the introduction of the “F3” concept ships in 2010, under construction now in France at a cost of over $1.1 billion per ship. Concurrent with the new investment, the company has bolstered its senior management team with the addition of two key executives, one to the position of EVP and CFO and the other who will spearhead a new strategic planning and business development initiative. NCL is also building on its successful brand identity campaign with increased investment in consumer marketing, including the launch of a series of six new television commercials that will air nationwide beginning today.
     “With the Apollo investment, NCL is now in the strongest financial condition we have ever enjoyed in our 41-year history,” said NCL Corporation’s President and CEO Colin Veitch. “With both Star Cruises and Apollo as dedicated and supportive shareholders, and with a fleet that has just become the youngest in the industry, we will take our vision of innovation to new and exciting levels.”
     Steve Martinez, partner at Apollo Management, noted, “NCL has the youngest, most distinctive fleet in the industry, along with its innovative Freestyle Cruising that delivers an experience that is vastly different from the traditional cruise product. Given this and the upcoming introduction of its F3 concept ships, we see NCL as having sizeable growth potential. We are pleased to solidify this partnership with Star Cruises and the existing management team of NCL, so that we can work together to propel this company forward.”
     As of closing, Apollo, through its affiliates NCL Investment Ltd. and NCL Investment II Ltd., has become a 50 percent owner of NCL. Star Cruises (“Star”), NCL’s previous sole shareholder, has retained all of its existing shares in NCL and, like Apollo, is a 50 percent owner. Apollo will name a majority of the NCL board of directors with certain consent rights retained by Star.
     “We welcome Apollo as we embark on the next phase of growth in NCL’s history,” said Star Cruises Chairman and CEO Tan Sri KT Lim. “We are extremely proud of what we have achieved to date with NCL, but we are even more optimistic about what the future holds for the company now that Apollo has joined us. NCL is well positioned for continued success in 2008 and beyond.”
     The completion of the investment constitutes a change of control under NCL’s outstanding 10 5/8% senior notes due 2014 (the “Notes”). NCL will make a change of control offer within 30 days of the closing at 101%, together with accrued but unpaid interest up to but not including the date of repurchase, for the Notes as required under the indenture governing the Notes.

About NCL Corporation
     NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line, NCL America and Orient Lines.
     NCL is building two new Third Generation Freestyle Cruising (“F3”) ships for delivery in 2010. NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships in the market, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem.
     For high resolution, downloadable images, please log onto NCL’s Web site at www.ncl.com/pressroom. For further information on NCL Corporation, contact NCL in the U.S. and Canada at (866) 234-0292.
About Star Cruises
     Star Cruises, the third largest cruise operator in the world is a global cruise brand with a combined fleet of 21 ships with about 33,300 lower berths in service with an additional 2 ships and some 8,400 lower berths due to be delivered by 2010, cruising to destinations and islands in Asia-Pacific, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and the Antarctica under the Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries brands.
     Star Cruises is represented in more than 25 locations worldwide. Headquartered in Hong Kong, offices and representatives have been set up in China, Taiwan, Thailand, Indonesia, Japan, Korea, Malaysia, Singapore, Cambodia, Philippines, India, United Arab Emirates, New Zealand, Australia, Sweden, Germany, and UK.
About Apollo Management
     Founded in 1990, Apollo is a leading private equity and capital markets investor with more than 17 years of experience investing across the capital structure of leveraged companies. The firm employs over 140 professionals and has offices in New York, Los Angeles, London, Singapore, Frankfurt and Paris. Since its inception, Apollo has managed more than $ 28 billion of capital across a wide variety of industries both domestically and internationally. The firm’s most recent private equity fund and its co-investment affiliate have capital commitments of approximately $11.6 billion. Investments in the leisure and hospitality industries have included Harrah’s Entertainment (pending), AMC Entertainment, Sirius Satellite Radio, Wyndham International, and Vail Resorts. Apollo is already active in the cruise industry, having invested in the upper premium Oceania Cruises brand earlier this year. Since investing in Oceania, Apollo has supported the ordering of two new ships worth approximately $1 billion. Apollo also recently announced the purchase of luxury cruise line Regent Seven Seas Cruises.
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